[redacted]

15049391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2015
WASH., DC
201

SEC FILE NUMBER
8-40218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royal Alliance Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Center, 200 Liberty Street
(No. and Street)

New York	New York	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

I. Simmone Fields (770) 916-6558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

1075 Peachtree Street, Suite 2600	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/14

RW 3/17

OATH OR AFFIRMATION

I, I. Simmone Fields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royal Alliance Associates, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

I. Simmone Fields, Vice President and Controller

Title

Notary Public

JUDITH R. EMBRY
Notary Public, Cobb County, Georgia
My Commission Expires June 17, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Royal Alliance Associates, Inc.

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Financial Statements and Supplementary Information

December 31, 2014

Royal Alliance Associates, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To Management of Royal Alliance Associates, Inc.:

In our opinion, the accompanying statement of financial condition, and the related statements of operations, of changes in stockholder's equity, and of cash flows are present fairly, in all material respects, the financial position of Royal Alliance Associates, Inc. (the "Company") at December 31, 2014 and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Supplemental Schedule (the "Computation of Net Capital Under Rule 15c3-1") is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

March 2, 2015

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Atlanta, Georgia 30309
T: (678) 419 1400, F: (813) 741 8142, www.pwc.com/us

Royal Alliance Associates, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Financial Condition
December 31, 2014

(in thousands of dollars, except share amounts)

Assets		
Cash and cash equivalents	$	30,846
Cash segregated under federal and other regulations (Note 3)		114
Receivables from investment advisors		4,976
Receivables from broker-dealers and clearing organizations (Note 4)		14,871
Securities owned (Note 6)		110
Notes and accounts receivable from registered representatives, net of allowance of $1,923		2,684
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $1,066		3
Intangible assets, net of accumulated amortization of $6,709		24
Deferred tax asset, net		6,624
Income taxes receivable from Parent		856
Receivables from affiliates (Note 7)		278
Prepaid expenses and other assets		7,964
Total assets	$	69,350
Liabilities and Stockholder's Equity		
Commissions payable	$	15,778
Accounts payable and accrued expenses		5,747
Payables to affiliates (Note 7)		1,113
Securities sold, not yet purchased		25
Total liabilities		22,663
Commitments and contingencies (Note 10)		
Stockholder's Equity		
Common stock - $.10 par value; 1,500,000 shares authorized; 100,000 shares issued and outstanding		10
Additional paid-in capital		27,285
Retained earnings		19,392
Total stockholder's equity		46,687
Total liabilities and stockholder's equity	$	69,350

The accompanying notes are an integral part of these financial statements.

Royal Alliance Associates, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Operations
Year Ended December 31, 2014

(in thousands of dollars)

Commissions	
Commission revenue	$ 222,031
Commission expense	(205,529)
Net retained commissions	16,502
Other revenues	
Investment advisory fee revenue	198,197
Sponsor revenue	34,920
Interest income	150
Other income	19,414
Total other revenues	252,681
Other expenses	
Investment advisory fee expense	(183,594)
General and administrative	(55,774)
Clearance and other expense	(7,678)
Total other expenses	(247,046)
Income before income taxes	22,137
Income tax expense	(9,202)
Net income	$ 12,935

The accompanying notes are an integral part of these financial statements.

Royal Alliance Associates, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

(in thousands of dollars, except share amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2014	100,000	$ 10	$ 27,285	$ 31,107	$ 58,402
Net Income	-	-	-	12,935	12,935
Dividends paid to Parent				(24,650)	(24,650)
Balances at December 31, 2014	100,000	$ 10	$ 27,285	$ 19,392	$ 46,687

The accompanying notes are an integral part of these financial statements.

Royal Alliance Associates, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2014

(in thousands of dollars)

Cash flows from operating activity		
Net income	$	12,935
Adjustments to reconcile net income to net cash provided by operating activity		
Depreciation and amortization		682
Deferred taxes		133
Changes in operating assets and liabilities		
Receivables from broker dealers and clearing organizations		1,663
Receivables from investment advisors		85
Securities owned, at market value		48
Notes and accounts receivable from registered representatives		318
Prepaid expenses and other assets		3,021
Commissions payable		(1,169)
Accounts payable and accrued expenses		3,286
Securities sold, not yet purchased		(112)
Payables to affiliates, net		(5,521)
Income taxes receivable from Parent		334
Net cash provided by operating activities		15,703
Cash flow from financing activity:		
Dividends paid to Parent		(24,650)
Net decrease in cash and cash equivalents		(8,947)
Cash and cash equivalents		
Beginning of year		39,793
End of year	$	30,846
Supplemental cash flow information		
Taxes paid	$	9,330

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Royal Alliance Associates, Inc. (the "Company") is a wholly-owned subsidiary of AIG Advisor Group, Inc. ("AIG AG"), which is a wholly-owned indirect subsidiary of American International Group, Inc. ("AIG"). AIG and/or its direct, wholly-owned subsidiaries may hereinafter be referred to as the "Parent". The Company is a broker-dealer registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by the Parent and other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies.

The Company executes all of its customers' transactions on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Future Application of Accounting Standards

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*, a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance. The objective of ASU 2014-09 is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will be effective for the first quarter of 2017. An entity can elect to adopt ASU 2014-09 using one of two methods, either full retrospective adoption to each prior reporting period, or recognize the cumulative effect of adoption at the date of initial application. The Company is in the process of evaluating the new standard and does not know the effect, if any, ASU 2014- 09 will have on the financial statements or which adoption method will be used.

In August 2014, the FASB issued guidance on management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The standard is effective in 2016. Early adoption is permitted. This guidance is not expected to significantly impact the Company's financial statements.

Commission Revenue and Expense

Commission revenue and Commission expense are recorded on a trade date basis as securities transactions occur.

Sponsor Revenue and Related Marketing and Meeting Expense

The Company receives sponsor revenues from various investment advisors and insurance companies (the "Sponsors") related to sales by the Company's registered representatives of mutual funds, variable annuities and other products of the Sponsors, as well as in return for inviting the Sponsors to the

Company's annual representative convention. The Company records sponsor revenue when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records marketing and meeting expenses when incurred. Marketing and meeting expenses are included in General and administrative expense in the Statement of Operations.

Investment Advisory Fees
Investment advisory fees are recognized over the term of the advisory period.

Securities Transactions
Securities transactions are recorded on the trade date. Gains and losses arising from all securities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, are carried at fair value on the Statement of Financial Condition. Realized and unrealized gains and losses are reflected in Other income in the Statement of Operations.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the management. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Risk
At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through reputable major financial institutions.

Repayable and Forgivable Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to seven years. These loans are included in Notes and accounts receivable from registered representatives on the Statement of Financial Condition. An estimate of the amount that will not be collected is reserved.

The Company also makes loans or pays advances to independent representatives as part of its hiring and retention process. Each year, a portion of these loans will be forgiven (generally over a period of three to seven years) as and when the representative meets certain operating and gross dealer concession levels. These loans are considered prepaid commissions and, accordingly, are classified with Prepaid expenses and other assets on the Statement of Financial Condition. Amortization expense is recorded on a straight-line basis over the stated life of the loan and is included with Commission expense in the Statement of Operations. If an independent representative separates from the Company, any remaining balance of the loan becomes immediately due and payable. Accordingly, it is reclassified as a repayable loan with a full reserve until all collection efforts are exhausted at which time any remaining balances will be written off.

Furniture, Equipment, and Software
Furniture, equipment, and software are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to eight years.

Intangible Assets
Intangible assets are amortized over their useful lives. The Company's current intangible assets are being amortized over periods ranging from six to ten years. Amortization expense for 2014 was approximately $682,000.

Income Taxes
The Company is included in the AIG consolidated federal income tax return. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Any differences between the amount of tax expense/benefit recognized on the separate return method and the amount ultimately allocated to the Company by the Parent under its tax sharing agreement is recognized in equity as a distribution/contribution to/from the Parent. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under US GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. The company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which they are required to file on a separate basis. In states that have a unitary regime, AIG accrues and pays the taxes owed and does not allocate the provision or cash settle the expense with the members of the unitary group. Unlike for federal income tax purposes, AIG does not have state tax sharing agreements. AIG has determined that because the unitary tax expense will never be borne by the subsidiaries, the state tax unitary liability is not included in this separate company financial result. Tax penalties and interest are included in General and Administrative expenses. Interest and penalties, when incurred, are recognized in General and Administrative expense.

The AIG consolidated tax returns filed in 2007 and later are subject to examination by applicable taxing authorities

3. Cash Segregated Under Federal and Other Regulations

Cash of approximately $114,000 as of December 31, 2014 is segregated under provisions of the Securities Exchange Act of 1934 and primarily represents estimated breakpoint refund reserves.

4. Receivables From Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2014, consist of the following:

(in thousands of dollars)

Receivable from clearing broker	$	2,652
Fees and commissions receivable		12,219
	$	14,871

5. Furniture, Equipment, and Software

Furniture, equipment, computer hardware and software consist of the following at December 31, 2014:

(in thousands of dollars)

Computer equipment	$	82
Furniture, fixtures and equipment		950
Software		37
Total		1,069
Less: Accumulated depreciation and amortization		(1,066)
	$	3

Depreciation and amortization expense on these assets totaled approximately $2,000 for the year ended December 31, 2014 and is included in General and administrative expenses in the accompanying Statement of Operations.

6. Securities Owned

The fair values of securities owned at December 31, 2014, are summarized as follows:

(in thousands of dollars)	Level 1	Level 2	Balance December 31, 2014
Securities owned, at fair value			
Municipal and other governmental bonds	$ -	$ 65	$ 65
Corporate Bonds	-	15	15
Mutual Funds	27	-	27
Certificates of Deposit	3	-	3
	$ 30	$ 80	$ 110
Securities sold, not yet purchased			
Mutual Funds	$ (24)	$ -	$ (24)
Corporate Bonds	-	(1)	(1)
	$ (24)	$ (1)	$ (25)
Cash equivalents, at fair value			
Money Market	$ 24,464	$ -	$ 24,464

There were no Level 3 securities at December 31, 2014. During 2014, there have been no transfers of securities between levels.

7. Related Party Transactions

The terms of agreements with Affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commission revenue for the year ended December 31, 2014 includes approximately $13,173,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commission expense for the year ended December 31, 2014 included approximately $12,128,000 paid on sales of products sponsored by Affiliates.

AIG AG negotiates insurance policies and allocates the expense to the Company. For the year ended December 31, 2014, the Company was allocated approximately $313,000 for these expenses, which is included in Clearance and other expenses in the accompanying Statement of Operations.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to approximately $6,115,000 for the year ended December 31, 2014, which is recorded as Other income in the Statement of Operations.

Pursuant to a service and expense agreement, the Parent provides, or causes to be provided, administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company and certain affiliates. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services and, in all cases, billed amounts pursuant to this agreement do not exceed the cost to the Parent. These allocated costs, along with a reimbursement of the Company's direct overhead costs totaled approximately $46,265,000 for the year ended December 31, 2014 and are included in General and administrative expense in the Statement of Operations.

At December 31, 2014 the Company had the following intercompany receivables and payables to and from affiliates:

(In thousands of dollars)	**Due (To)**	**Due From**
Woodbury Financial Services, Inc.	$ (14)	$ -
V2020 Wealth Management Corp.	(39)	-
American General Life	(967)	-
Sagepoint Financial Inc.	(38)	-
FSC Securities Corp.	(55)	-
AIG Advisor Group, Inc.	-	278
	$ (1,113)	$ 278

8. Income Taxes

The components of the income tax benefit for the year ended December 31, 2014 are as follows:

(in thousands of dollars)	
Current	
Federal expense	$ 8,997
State and local expense	72
Current expense	9,069
Deferred	
Federal benefit	(2,032)
State and local expense	2,165
Deferred expense	133
Total expense	$ 9,202

Deferred tax assets and liabilities principally arise as a result of temporary difference from deferred compensation and related accrued interest, legal reserves and errors and omission reserves. The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of 41.6 percent for the year ending December 31, 2014, is primarily due to the tax impact of expense allocations and state taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information

available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

9. Net Capital Requirements and Exemptions

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2014, the Company had net capital of approximately $19,141,000 which was approximately $18,891,000 in excess of the amount required. The Company had no debit items at December 31, 2014.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

10. Commitments and Contingencies

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability or equity security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters

The Company is involved in various claims and lawsuits arising in the normal conduct of its business. Such claims and lawsuits are generally covered under Errors and Omissions insurance. Amounts not covered by such insurance will be paid directly by the Company. At December 31, 2014, the Company has accrued approximately $1,493,000 for legal matters and approximately $3,747,000 for Errors and Omissions claims. These liabilities are included in Accounts payable and accrued expenses in the Statement of Financial Condition.

Deferred Compensation

AIG has established a nonqualified deferred compensation plan (the "Plan") in which certain of the Company's registered representatives were allowed to elect to participate along with registered representatives of other affiliated companies. Effective January 2009, the Plan was frozen; no future contributions are allowed. The compensation deferral was deposited into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the Plan.

Additionally at December 31, 2014, the Company has established a liability of approximately $133,000 to provide certain participants up to a 2.75% cumulative return upon payout as provided in the Plan documents.

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event that additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Clearing Broker-Dealer
In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses an unaffiliated clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

Leases
At December 31, 2014, the Company has an operating office lease commitment which commenced in February 2007 and expires in January 2017.

The Company recognizes rents on a straight-line basis. The lease provides for monthly base rents of approximately $281,000 over the life of the lease with scheduled increases in base rents to begin in 2012. Leasehold improvement allowances of approximately $3,500,000 were provided by the lessor to the Company as an inducement to the lease commitment. The Company incurred approximately $4,500,000 of additional leasehold improvements above the stated allowance. All leasehold improvements are to be retained by the landlord upon expiration of the lease. As a result, leasehold improvements paid by the Company are considered to be prepaid rents. Amortization of prepaid rents is included in General and administrative expense in the accompanying Statement of Operations.

At December 31, 2014, the aggregate minimum annual obligations under this non-cancelable operating lease are as follows.

(In thousands of dollars)

2015		3,779
2016		3,779
2017		3,464
	$	11,022

The Company's rent expense for the year ended December 31, 2014 was approximately $3,487,000 and is included in General and administrative expense on the Statement of Operations.

11. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through March 2, 2015, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

Royal Alliance Associates, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2014 **Schedule I**

(in thousands of dollars)

Total stockholder's equity	$	46,687
Less nonallowable assets		
Other unsecured receivables		(2,430)
Prepaid expenses and other assets		(7,844)
Furniture, equipment and software, net		(3)
Deferred taxes, net		(6,624)
Notes and accounts receivable from registered representatives, net		(2,684)
Income taxes receivable from Parent		(1,376)
Intangible assets, net of accumulated amortization of $5,293		(24)
Receivables from affiliates		(874)
Receivable from Investment Advisors		(4,976)
Net capital before haircuts on securities positions		19,852
Less: Haircuts		
Haircuts on securities owned		(711)
Net capital	$	19,141
Alternative minimum net capital requirement		(250)
Excess net capital	$	18,891

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014)

Net capital as reported in the Company's Part II (unaudited) Focus Report	$	19,546
Adjustments:		
E&O Expense		(847)
Tax Adjustment		442
Net Capital per above	$	19,141

pwc

Report of Independent Accountants

To Management of Royal Alliance Associate, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Royal Alliance Associates, Inc. for the year ended December 31, 2014, which were agreed to by Royal Alliance Associates, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating Royal Alliance Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for Royal Alliance Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payments dated August 14, 2014 and February 25, 2015 in the amount of $344,913 and $343,132, respectively, compared to wire payment detail obtained from Simmone Fields, Controller, noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total revenue amount of $474,711,427 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014 noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company accounts, and from transactions in security futures products, of $191,872,823 to supporting schedule provided by Simmone Fields, Controller, noting no differences.

    b. Compared deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $7,364,616 to the supporting schedule provided by Simmone Fields, Controller, noting no differences.

c. Compared deductions on line 2c(9)(ii), 40% of margin interest earned on customers securities accounts, of $256,011, to the schedule provided by Simmone Fields, Controller, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e [of $275,217,976 and $688,045, respectively] of the Form SIPC-7. SIPC Net Operating Revenue was recalculated by adding total revenue reported on page 2, item 2a of Form SIPC-7 and total additions reported on page 2, item 2b of Form SIPC-7, and subtracting total deductions reported on page 2, item 2c, of Form SIPC-7. No difference was noted. The General Assessment @ 0.0025 was recalculated by multiplying the SIPC Net Operating Revenue reported on page 2, item 2d of Form SIPC-7 by 0.0025. No difference was noted.

   b. Footed the supporting schedules provided by Simmone Fields, Controller, for procedure 3 and agreed the individual amounts listed on the schedule to the trial balance for the period January 1, 2014 to December 31, 2014. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Royal Alliance Associates, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 2, 2015

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Royal Alliance Associates, Inc.:

We have reviewed Royal Alliance Associates, Inc.'s assertions, included in the accompanying Royal Alliance Associates, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

March 2, 2015

Royal Alliance

One World Financial Center
15th Floor
New York, NY 10281
800 821 5100

Royal Alliance Associates, Inc.'s Exemption Report

Royal Alliance Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k):(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) during the period June 1, 2014 to December 31, 2014 without exception.

Royal Alliance Associates, Inc.

I, ______________________, affirm to my best knowledge and belief, this Exemption Report is true and correct.

Simmone Fields
Vice President and Controller
(Title)

March 2, 2015

Royal Alliance Associates, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Computation For Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2014 **Schedule II**

The Company has claimed exemption from SEC Rule 15c3-3 under sub paragraph (k)(2)(ii).